CHIRON CAPITAL LLC

(Formerly Known as Weisser Johnson Capital LLC or Leecam Advisors LLC)

FINANCIAL REPORT

DECEMBER 31, 2016

CONTENTS

The Notes to Financial Statements are
an integral part of this statement.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Chiron Capital LLC
Houston, Texas

I have audited the accompanying statement of financial condition of Chiron Capital LLC (formerly known as Leecam Advisors LLC and Weisser Johnson Capital LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements.

I conducted the audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes assessing the appropriateness of accounting principles and policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 10 through 12 has been subjected to the audit procedures performed in conjunction with the audit of Chiron Capital LLC. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming my opinion on the supplemental information, I evaluated whether the accompanying supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is on pages 10 through 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC
Certified Public Accountant Firm

Houston, Texas
February 22, 2017

CHIRON CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	8,413
TOTAL ASSETS		8,413
MEMBER'S EQUITY		8,413
TOTAL MEMBER'S EQUITY	$	8,413

2

CHIRON CAPITAL LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

REVENUES		
Fee Income	$	-
Interest and other income		-
Total revenues		-
OPERATING EXPENSES		
Accounting		7,000
Bank Charges		16
Insurance		556
Legal		1,000
Registration		1,525
Regulatory		725
Taxes		523
Total operating expenses		11,345
NET INCOME	$	(11,345)

3

CHIRON CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUTIY
YEAR ENDED DECEMBER 31, 2016

BALANCE, December 31,2015	$	9,757
Contributions		10,000
Net Income		(11,345)
BALANCE, December 31, 2016	$	8,412

The Notes to Financial Statements are
an integral part of this statement.

CHIRON CAPITAL LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	(11,345)
Adjustments to reconcile net income to net cash used in operating activities:		
Change in accrued liabilities		-
Net cash used in operating activities		(11,345)

CASH FLOWS FROM FINANCING ACTIVITIES

Redemptions	-
Contributions	10,000
Net Cash used in financing activities	10,000
Decrease in cash and cash equivalents	(1,345)

CASH AND CASH EQUIVALENTS, **beginning of period**		9,757
CASH AND CASH EQUIVALENTS, **end of period**	$	8,412

5

The Notes to Financial Statements are
an integral part of this statement.

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). In November 2015, the name of the Company was changed to Leecam Advisors LLC and in October 2016 the name of the Company was changed to Chiron Capital LLC. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in Houston, Texas brokering energy industry investments to a select group of institutional investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Property and Equipment

Property and equipment, consisting of computers and office equipment, are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line basis for financial reporting purposes.

Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred.

When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations.

No depreciation expense was charged to operations for the year ended December 31, 2016 as all assets, with a cost of $12,301, have been fully depreciated.

6

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2016, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2016, the Company had no interest and penalties on state income taxes. The Company's tax years 2012 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7

The Notes to Financial Statements are
an integral part of this statement.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's aggregate indebtedness to net capital ratio was 0.0 to 1 and its net capital was $8,413, which exceeds the minimum net capital required of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2016, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(1) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 6. RELATED PARTY TRANSACTIONS

During 2016, the Company has one paid employee and shares office space with Chiron Financial, LLC, an entity that has common ownership. In prior years the Company shared an office with Weisser, Johnson & Co which no longer exists. The Company has historically shared rent and certain administration expenses, but incurred minimal expenses in 2016. When charged, reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent operation. During the year ended December 31, 2016, Chiron Financial, LLC. did not charge the Company for any overhead expenses.

The Company has in prior years assigned its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the year ended December 31, 2016, the Company made no assignments to Chiron Financial, LLC.

The Notes to Financial Statements are
an integral part of this statement.

NOTE 6. RELATED PARTY TRANSACTIONS – CONTINUED

The Company has also participated in past years in a profit sharing arrangement along with Weisser, Johnson & Co. in which certain employees and members are entitled to receive a portion of the distributable net profits of Weisser, Johnson & Co. and the Company as defined in the agreement. During the year ended December 31, 2016, the Company did not participate in any profit sharing arrangements. As of December 31, 2016, no amounts were due to any related party.

NOTE 7. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents. Major customers are defined as those comprising more than 10% of the Company's annual revenue. No revenue was generated for the year ended December 31, 2016.

The Company places its cash with high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits.

NOTE 8. SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

The Company has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, the Company did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).

NOTE 9. CAPITAL TRANSACTIONS

No capital redemptions were noted for the year ended December 31, 2016.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2017, is which is the date the financial statements were available to be issued. The Company has determined that no other material events have occurred subsequent to December 31, 2016.

9

The Notes to Financial Statements are
an integral part of this statement.

SUPPLEMENTAL INFORMATION

LEECAM ADVISORS LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2017-01-24 06:41PM EST
Status: Accepted

BROKER OR DEALER		
CHIRON CAPITAL LLC	as of	12/31/16

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 8,413 [3480]
2. Deduct ownership equity not allowable for Net Capital .... ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 8,413 [3500]
4. Add:
  A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
  B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 8,413 [3530]
6. Deductions and/or charges:
  A. Total non-allowable assets from
    Statement of Financial Condition (Notes B and C) .... $ _____ [3540]
  B. Secured demand note deficiency .... [3590]
  C. Commodity futures contracts and spot commodities-
    proprietary capital charges .... [3600]
  D. Other deductions and/or charges .... [3610] ( ) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net Capital before haircuts on securities positions .... $ 8,413 [3640]
9. Haircuts on securities (computed, where applicable,
  pursuant to 15c3-1(f)):
  A. Contractual securities commitments .... $ _____ [3660]
  B. Subordinated securities borrowings .... [3670]
  C. Trading and investment securities:
    1. Exempted securities .... [3735]
    2. Debt securities .... [3733]
    3. Options .... [3730]
    4. Other securities .... [3734]
  D. Undue concentration .... [3650]
  E. Other (List) .... [3736] ( ) [3740]
10. Net Capital .... $ 8,413 [3750]

OMIT PENNIES

10

The Notes to Financial Statements are
an integral part of this statement.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2017-01-24 06:41PM EST
Status: Accepted

BROKER OR DEALER
CHIRON CAPITAL LLC as of 12/31/16

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	3,413	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	2,413	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016, as amended and filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 24, 2017.

11

The Notes to Financial Statements are
an integral part of this statement.

BROKER OR DEALER			
CHIRON CAPITAL LLC	as of	12/31/16	

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below   the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable   annuities only) $ X   4550

B. (k) (2) (i) - "Special Account for the Exclusive   Benefit of customers" maintained   4560

C. (k) (2) (ii) - All customer transactions cleared through   another broker-dealer on a fully disclosed basis.

   Name(s) of Clearing Firm(s) - Please separate multiple names   with a semi-colon

   _____   4335   _____   4570

D. (k) (3) - Exempted by order of the Commission   4580

Ownership Equity and Subordinated Liabilities maturing or   proposed to be
withdrawn within the next six months and accruals, (as defined   below),
which have not been deducted in the computation of Net Capital.

Note: In the opinion of the management of Chiron Capital LLC, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2016.

12

The Notes to Financial Statements are
an integral part of this statement.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

Exemption Review Report
15c3-3(K)(2)(ii)

Scott Johnson
Chiron Capital LLC
1301 McKinney, Suite 2800
Houston, TX 77010

Dear Scott Johnson;

We have reviewed management's statements, included in the accompanying Representation Letter of Exemption, in which Chiron Capital LLC identified the following provisions of 17 C.F.R § 15c3-3(k) under which Chiron Capital LLC claimed an exemption from 17 C. F. R. § 240.15c3-3. Chiron Capital LLC stated that it has met the identified exemption provisions of 15c3-3(k)(2)(ii) throughout the most of recent fiscal year without exception. Chiron Capital LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chiron Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Houston, Texas
Feb 22, 2017

Chiron Capital LLC
Exemption Report

Chiron Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions under 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

CHIRON CAPITAL LLC

I, Scott W. Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Scott W. Johnson
Title: Managing Director

February 22, 2017

14

The Notes to Financial Statements are an integral part of this statement.